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WRITER’S DIRECT LINE

414.319.7348

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CLIENT/MATTER NUMBER

100241-0225

October 19, 2015

Ms. Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Re:	SunCoke Energy Partners, L.P.

Registration Statement on Form S-3

Filed September 23, 2015

File No. 333-207098

Dear Ms. Long,

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), this letter sets forth the Registrant’s response to the comments (each a “Comment” and, together, the “Comments”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its comment letter dated October 13, 2015 (the “Comment Letter”), with respect to the Registration Statement on Form S-3 (File No. 333-207098) (the “Registration Statement”). For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment. In addition, the Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the Registration Statement, which is marked to show changes from the original filing.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

October 19, 2015

Prospectus Cover Page

1.	Please indicate the market price of your common units as of the latest practicable date on your prospectus cover page, as required by Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response:	The Registration Statement has been revised accordingly. Please see the prospectus cover page of Amendment No. 1.

Information We Incorporate by Reference, page ii

2.	Please remove your exclusion of Items 6, 7, and 8 of your Form 10-K from incorporation by reference. We note that your Form 8-K filed April 30, 2015 updates these items to reflect the effects of your treatment of the Granite City Dropdown as combination of business under common control.

Response:	The Registration Statement has been revised accordingly. Please see page iii of Amendment No. 1.

Selling Unitholder, page 47

3.	Please describe the transaction—the contribution agreement with Raven Energy Holdings, LLC—pursuant to which the selling unitholder acquired the common units being offered for resale.

Response:	The Registration Statement has been revised accordingly. Please see the revisions on page 54 of Amendment No. 1.

4.	Please revise your disclosure under “Common Units Owned Prior to Offering” in the selling unitholder table to reflect that Raven Energy Holdings, LLC owns 4,847,287 common units prior to this offering.

Response:	The Registration Statement has been revised accordingly. Please see the revisions on page 55 of Amendment No. 1.

Securities and Exchange Commission

October 19, 2015

5.	Please disclose the name of the natural person or persons who exercise voting and/or dispositive power over the common units offered by Raven Energy Holdings, LLC. For guidance, please refer to Regulation S-K C&DI Question 140.02.

Response:	The Registration Statement has been revised accordingly. Please see the revisions on page 55 of Amendment No. 1.

Please direct any questions that you have with respect to the foregoing to the undersigned at (414) 319-7348.

Very truly yours,

/s/ Benjamin F. Rikkers

cc:	John J. DiRocco, Jr. (SunCoke Energy Partners, L.P.)

Craig Slivka (Securities and Exchange Commission)

Jason Allen (Foley & Lardner LLP)

Mark Plichta (Foley & Lardner LLP)